July 9, 2012

VIA EDGAR SUBMISSION

John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. St. NE

Washington, D.C. 20549

Re:	Randgold Resources Limited

Form 20-F for the Fiscal Year Ended December 31, 2011

File No. 000-49888

Dear Sir:

On behalf of Randgold Resources Limited (the “Company”), we acknowledge receipt by the Company of the letter dated June 25, 2012 (the “Comment Letter”) of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission regarding the above referenced Annual Report on Form 20-F of the Company.

The Comment Letter requires that the Company either respond to the comments in the Comment Letter within 10 business days or inform the Staff when the Company will provide a response. This correspondence is to confirm a verbal request for a 10 business day extension that was granted by John Coleman of the Staff in a phone conversation on July 5, 2012. The Company will formally respond to the Commission on or before July 24, 2012.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to call me at (212) 318-3092 with any questions you may have.

Sincerely,

/s/ Steven Suzzan
Steven Suzzan

cc: Graham P. Shuttleworth, Randgold Resources Limited